SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2009, incorporated by reference herein:
Exhibit
99.1 Release dated October 8, 2009, entitled “CROWN STRIKERS RETURN TO WORK”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 9, 2009
By:  /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

CROWN STRIKERS RETURN TO WORK

DRDGOLD announced today that a wage-related strike by some 500 employees in the National Union of
Mineworkers (“NUM”) recognition unit at the Crown Gold Recoveries Limited (“Crown”) surface retreatment operations of its 74%-owned subsidiary, DRDGOLD South African Operations (Pty) Limited
(“DRDGOLD SA”), have returned to work.

Crown’s three plants in the Johannesburg area all reported normal attendance from the start of today’s day shift, following the NUM’s acceptance yesterday of an 8% across-the-board basic wage increase and a gold profit sharing scheme, in terms of which employees can earn up to an additional 7.0%.

The Crown operations have all continued to operate since the strike began on 16 September 2009, thus its impact on production is expected to be well contained.

At DRDGOLD SA’s East Rand Proprietary Mines Limited operation, where underground mining has been discontinued, the NUM accepted a 4% across-the-board basic wage increase last week.

At DRDGOLD SA’s Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) operation, management is awaiting the NUM’s decision on its offer of a minimum 8% wage increase, rising to up to 15% for certain job categories, together with the gold profit share scheme. Meanwhile, strike action at Blyvoor, now in its fourth week, continues.

DRDGOLD’s estimated daily gold production loss due to strike action is some 320 ounces, almost entirely from Blyvoor’s deep-level underground mining operation. Blyvoor’s surface operation continues to function.

Randburg
8 October 2009

Sponsor
QuestCo Sponsors